UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58202/July 22, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13075

In the Matter of	:	
	:	
K-2 LOGISTICS.COM, INC.,	:	ORDER MAKING FINDINGS AND
KAFUS INDUSTRIES, LTD.,	:	REVOKING REGISTRATIONS OF
KAKKIMON ACQUISITIONS CORP.,	:	KAFUS INDUSTRIES, LTD., AND
KEVCO, INC.,	:	KINGSFIELD CAPITAL CORP.
KINGS ROAD ENTERTAINMENT, INC., and	:	BY DEFAULT
KINGSFIELD CAPITAL CORP.	:	
(n/k/a KINGSFIELD ENTERTAINMENT CORP.)	:	

SUMMARY

        This Order revokes, by default, the registrations of registered securities of Respondents Kafus Industries, Ltd. (Kafus), and Kingsfield Capital Corp. (n/k/a Kingsfield Environmental[1] Corp.) (Kingsfield).[2] The revocation is based on their repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on June 19, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Kafus, and Kingsfield are corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for more than seven years.

---

[1] The Order Instituting Proceedings (OIP) alleges, at ¶ II.A.6., that Kingsfield is "n.k.a. Kingsfield Environmental Corp."; the caption misspells its "n.k.a." name.

[2] The proceeding has ended as to Kakkimon Acquisitions Corp. and Kevco, Inc., K-2 Logistics.Com, Inc., Exchange Act Release No. 58163 (A.L.J. July 15, 2008). It has been stayed, pursuant to 17 C.F.R. § 201.161(c)(2), as to K-2 Logistics.Com, Inc., pending Commission consideration of its Offer of Settlement. K-2 Logistics.Com, Inc., (A.L.J. July 16, 2008) (unpublished). The remaining Respondent, Kings Road Entertainment, Inc., filed an Answer to the OIP.

Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 27, 2008.[3] To date, neither has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, both are in default as they have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2), and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Kafus and Kingsfield, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Kafus (CIK No. 793762)[4] is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kafus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[5] for the period ended December 31, 1999, that reported a net loss of over $37 million for the year ended December 31, 1999. As of May 16, 2008, the company's common stock (symbol "KSEVQ") was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Kingsfield (CIK No. 945440) is an Alberta corporation located in Lethbridge, Alberta, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kingsfield is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR/A amended registration statement on July 12, 1995, that included financial statements for the fiscal year ended December 31, 1994.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Kafus and Kingsfield violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

---

[3] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[4] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[5] An annual report on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10-K, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

IV. SANCTION

Revocation of the registration of the stock of Kafus and Kingsfield will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Their violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Kafus Industries, Ltd., is REVOKED; and

the REGISTRATION of the registered securities of Kingsfield Capital Corp. (n/k/a Kingsfield Environmental Corp.) is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge